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                             October 28, 2021

       Glenn Sandgren
       Chief Executive Officer
       IKONICS Corp.
       4832 Grand Avenue
       Duluth, MN 55807

                                                        Re: IKONICS Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed October 12,
2021
                                                            File No. 333-258335

       Dear Mr. Sandgren:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 6, 2021 letter.

       Amendment No. 4 to Registration Statement on Form S-4

       The Mergers, page 12

   1. We note your response to prior comment 8. Please revise to add a section addressing all conflicts of interest
of the executive officers and directors of the HoldCo
                                                        ("Terawulf") after the
business combination. As part of your disclosure, include a
                                                        discussion of any other
companies to which the officers or directors will have a fiduciary duty. Finally, disclose
that Mr. Prager may have financial interests that are not aligned with the shareholders
of the combined entity.
       Unaudited Pro Forma Condensed Combined Financial Information, page 25

   2. We continue to evaluate your response to prior comment 2 and may have further
 Glenn Sandgren
IKONICS Corp.
October 28, 2021
Page 2
      comments.
Background to the Mergers, page 55

3. We note your response to prior comment 4 that each of the potential targets initially contacted IKONICS directly but your disclosure indicates that a therapeutic biotech company and a cell therapy biotechnology company were "introduced to IKONICS through a third-party representative" in February 2021. Please disclose the third-party representatives who were involved in
Management's Discussion and Analysis of TeraWulf's Financial Condition and Results of
Operations of TeraWulf
Limited History; Need for Additional Capital, page 137

4. We continue to evaluate your response to prior comment 9 and may have further comments.
       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameGlenn Sandgren
                                                           Division of
Corporation Finance
Comapany NameIKONICS Corp.
                                                           Office of Technology
October 28, 2021 Page 2
cc:       W. Jason Deppen
FirstName LastName